FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Magic Software Makes It Easier Than Ever To Modernize and Mobilize Enterprise Applications

PRESS RELEASE

Magic Software Makes It Easier Than Ever To Modernize and Mobilize Enterprise Applications

Latest version of rapid application development platform includes end user customization capabilities, UI enhancements, and new Upgrade Manager

Or Yehuda, Israel, March 22, 2016 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, today announced the latest version of its rapid multi-channel application development platform, Magic xpa 3.1. Designed to simplify app modernization, accelerate enterprise mobile app development and maximize end user adoption, this latest release includes end user customization capabilities, an enhanced UI, and a new Upgrade Manager.

“We are excited to release the latest version of our steadfast application development platform. With enterprise apps increasingly critical to companies’ digital transformation success, Magic xpa’s powerful and highly productive environment can provide an important competitive edge,” states Ami Ries, Vice President, Research and Development at Magic Software Enterprises Ltd. “With its advanced personalization capabilities, improved usability and a new automated Upgrade Manager, Magic xpa 3.1 makes it easier than ever for our large customer base to modernize and extend capabilities of their existing apps with the least amount of effort and risk.”

The metadata-based Magic xpa Application Platform provides an easy-to-use, highly-productive and cost-effective development and deployment environment that lets organizations and ISVs quickly create multi-channel mobile and desktop business apps.

Enhancements in the Magic xpa 3.1 release include:

•

New customization capabilities allow end users to modify screens (e.g. rename, move and delete fields, change colors and fonts) according to personal/group preferences without coding or developer assistance. Available for RIA and Client/Server apps.

•

UI improvements enable the faster development of attractive and easy to use mobile and cross-platform apps.

•

New WCF (Windows Communication Foundation) consumption capabilities simplify development of service-oriented applications.

•

Feature enhancements, such as swipe refresh support and improvements to the action bar menu, provide an improved mobile user experience.

•

New Upgrade Manager utility instantly converts applications from any previous Magic version, facilitating smooth and fast upgrades.

The Magic xpa Application Platform is part of Magic’s End-to-End Enterprise Mobility Solution, which also includes Magic xpi Integration Platform, Magic Mobile Device Management and Magic Mobile Professional Services. Magic End-to-End Enterprise Mobility Solution provides organizations with a holistic and cost-effective solution for the rapid creation and deployment of secure, enterprise-grade mobile business apps.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information, visit www.magicsoftware.com.

Press Contact:

Stephanie Myara| PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2016	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.	1.1 Magic Software Makes It Easier Than Ever To Modernize and Mobilize Enterprise Applications

Exhibit 10.1